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                                                        OMB  APPROVAL

                                                  OMB  Number:  3235-0145
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                               MEGAPRO TOOLS INC.
________________________________________________________________________________
                                (Name of Issuer)

                    COMMON STOCK, $0.001 PER SHARE PAR VALUE
________________________________________________________________________________
                         (Title of Class of Securities)

                                   58515X 10 3
                     ______________________________________
                                 (CUSIP Number)


                                DECEMBER 31, 2001
________________________________________________________________________________
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                    [_]  Rule  13d-1(b)

                    [_]  Rule  13d-1(c)

                    [X]  Rule  13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

CUSIP  No.  58515X  10  3
-------------------------


1.     Names  of  Reporting  Persons
       I.R.S.  Identification  Nos.  of  above persons (entities only).:
       MARIA MORGAN


2.     Check  the  Appropriate  Box  if  a  Member of a Group (See Instructions)

(a)     [_]

(b)     [_]


3.     SEC  Use  Only:


4.     Citizenship  or  Place  of  Organization:    CANADA


Number  of     5.     Sole  Voting  Power:          NOT  APPLICABLE
Shares  Bene-
_______________________________________________________________________________
finically  by
Owned by Each  6.     Shared  Voting  Power:        150,000  SHARES
Reporting
_______________________________________________________________________________
Person  With:
               7.     Sole  Dispositive  Power:     NOT  APPLICABLE
______________________________________________________________________________

               8.     Shared Dispositive  Power:    150,000  SHARES
______________________________________________________________________________


9.     Aggregate Amount Beneficially Owned by Each Reporting Person:
       150,000 SHARES

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

       NOT  APPLICABLE

11.    Percent  of  Class  Represented  by  Amount in Row (9):            1.25%


12.    Type  of  Reporting  Person  (See  Instructions)

       IN

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

CUSIP  No.  58515X  10  3
-------------------------



Item  1.

(a)     Name  of  Issuer:     MEGAPRO  TOOLS  INC.

(b)     Address  of  Issuer's  Principal  Executive  Offices:

        #5-5492  Production  Boulevard
        Surrey,  British  Columbia,  Canada  V3S  8P5

Item  2.

(a)     Name  of  Person  Filing:     MARIA  MORGAN

(b)     Address  of  Principal  Business  Office  or,  if  none,  Residence:

        #5-5492  Production  Boulevard
        Surrey,  British  Columbia,  Canada  V3S  8P5

(c)     Citizenship:     CANADA

(d)     Title  of  Class  of  Securities:     COMMON  STOCK,  $0.001  PAR  VALUE

(e)     CUSIP  Number:     58515X  10  3


Item  3.  If  This  Statement  Is  Filed  Pursuant  To  Sec.Sec. 240.13d-1(B) Or
240.13d-2(B)  Or  (C),  Check  Whether  The  Person  Filing  Is  A:
     (a)     [_]     Broker or dealer registered under section 15 of the Act (15
                     U.S.C.  78o).
     (b)     [_]     Bank  as  defined  in section 3(a)(6) of the Act (15 U.S.C.
                     78c).
     (c)     [_]     Insurance company as defined in section 3(a)(19) of the Act
                     (15  U.S.C.  78c).
     (d)     [_]     Investment company registered under section 8 of the
                     Investment Company  Act  of  1940  (15 U.S.C.  80a-8).
     (e)     [_]     An  investment  adviser  in  accordance  with
                     Sec.240.13d-1(b)(1)(ii)(E):
     (f)     [_]     An  employee  benefit  plan or endowment fund in accordance with  Sec.240.13d-1(b)(1)(ii)(F):
     (g)     [_]     A  parent  holding  company or control person in accordance with  Sec.240.13d-1(b)(1)(ii)(G):
     (h)     [_]     A  savings  associations  as defined in Section 3(b) of the
                     Federal  Deposit  Insurance  Act (12  U.S.C.  1813):
     (i)     [_]     A  church  plan  that is excluded from the definition of an investment  company  under  section 3(c)(14) of the
                     Investment Company Act of 1940 (15 U.S.C. 80a-3):
     (j)     [_]     Group,  in  accordance  with  Sec.240.13d-1(b)(1)(ii)(J).



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

CUSIP  No.  58515X  10  3
-------------------------


Item  4.  Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)  Amount  Beneficially  owned:  150,000  SHARES  (1),  (2)
(b)  Percent  of  Class:  1.25%(1),  (2)
(c)  Number  of  shares  as  to  which  the  person  has:
          (i)   Sole  power  to  vote  or  to  direct  the  vote:  N/A
          (ii)  Shared power to vote or to direct the vote: 150,000 SHARES (1),
                (2)
          (iii) Sole  power  to  dispose  or  to direct the disposition of: N/A
          (iv) Shared power to dispose or to direct the disposition of: 150,000 SHARES (1), (2)

Footnote (1) Under Rule 13d-3 of the Securities Exchange Act of 1934, the amount beneficially owned includes 150,000 shares in the name of Maria Morgan. Percent of class based on 12,011,122 shares of common stock of Megapro Tools Inc. issued and outstanding as of September 6, 2002. Under Rule 13d-3, certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares shown does not necessarily reflect the person's actual ownership or voting power with respect to the number of shares of common stock actually outstanding on September 6, 2002.

Footnote (2) On September 6, 2002, Maria Morgan disposed of 3,867,600 shares of common stock of MegaPro Tools to MegaPro Tools Inc. for cancellation and without payment of any consideration. The shares were returned to the Company in connection with a share acquisition agreement dated September 6, 2002 whereby MegaPro Tools Inc. acquired Spears & Jackson PLC and its affiliate, Bowers Group PLC, effective September 6, 2002. Neil Morgan also surrendered options to purchase 130,000 shares of common stock for nil consideration concurrent with the closing of this acquisition.

Item  5.  Ownership  of  Five  Percent  or  Less  of  a  Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]

Item  6.  Ownership  of  More  than  Five  Percent  on  Behalf of Another Person

     NOT  APPLICABLE

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     NOT  APPLICABLE

Item  8  Identification  and  Classification  of  Members  of  the  Group

     NOT  APPLICABLE

Item  9.  Notice  of  Dissolution  of  Group

     NOT  APPLICABLE

Item  10.  Certification

     NOT  APPLICABLE

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

CUSIP  No.  58515X  10  3
-------------------------


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    September  16,  2002
                                    _________________________________________
                                    Date


                                    /s/ MARIA MORGAN
                                    _________________________________________
                                    Signature

                                    MARIA MORGAN

                                    _________________________________________
                                    Name/Title





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